EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Celsion Corporation

         We consent to the incorporation by reference in the Form S-3 Registration Statement of Celsion Corporation (the "Corporation") of our report dated November 18, 2002 except as to Notes 2 and 13 which are dated January 24, 2003 relating to the statements of financial condition of the Corporation as of September 30, 2002 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the three- year period ended September 30, 2002 which report appears in the 2002 Annual Report on Form 10-K/A of the Corporation and to all references to our Firm included in the Registration Statement.

/s/ Stegman & Company

Baltimore, Maryland
August 25, 2003